Broadway International Development Corporation
                             #777-916 West Broadway
                          Vancouver, BC V5K 1K7 Canada
                               Tel: 1-604-893-8778
                               Fax: 1-604-697-8898



November  21,  2003

BY  EDGAR  TRANSMISSION

Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  DC  20549


Re:     Broadway  International  Development  Corporation
        File  No.  0-50334
        Registration  Statement  on  Form  10-SB
        Application  for  Withdrawal

Ladies  and  Gentlemen:

Broadway International Development Corporation ("the Company") respectfully requests the consent of the Securities and Exchange Commission to withdraw its registration statement on Form 10-SB (the "Registration Statement") filed on September 23, 2003.

Such withdrawal will allow the Company to fully and accurately respond to the Commission's comments to the Registration Statement. The Company believes that the withdrawal of the Registration Statement and filing of a new registration statement that is responsive to the Commission's comments is consistent with the public interest and protection of investors.

Sincerely,

Broadway  International  Development  Corporation

Per:  /s/  Jiaping  Jiang
      ----------------------------------
     Jiaping  Jiang
     President